

Mail Stop 3030

May 22, 2009

Via Facsimile and U.S. Mail

Mr. H. James Serrone
Chief Financial Officer
Torotel, Inc.
620 No. Lindenwood Drive
Olathe, KS 66062

> **Re:** **Torotel, Inc.**
> **Form 10-KSB for the Fiscal Year Ended April 30, 2008**
> **Filed July 28, 2008**
> **File No. 333-136424**

Dear Mr. Serrone:

   We have reviewed your response letter dated May 7, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended April 30, 2008

Note B. Inventory, page 30

1.   We note your response to prior comment 1. You state that the impact of the error on the prior periods is a $125,000 decrease to the reserve. You further state that you identified an error which results in a $25,000 increase in the reserve in fiscal year 2007. Please

Torotel, Inc.
Mr. H. James Serrone
May 22, 2009
Page 2

       provide us with details of the adjustment that you determined is necessary for beginning retained earnings. In this regard, please also confirm to us that you concluded that the $100,000 inventory reserve adjustment originally recorded in the fourth quarter of fiscal year 2007 relates to inventory that was sold or scrapped in periods prior to fiscal year 2007.

2.   Please explain to us in greater detail the nature of the additional $25,000 total quarterly adjustments that you identified relating to the quarters in fiscal year 2007. Discuss when and how you discovered the errors. Provide a rollforward of the activity in your inventory reserve balance from April 30, 2006 (as adjusted) through April 30, 2007, showing the gross activity relating to additions to the reserve and subtractions from the reserve relating to inventory that was sold or scrapped.

3.   Confirm to us that your accounting policy with respect to the inventory reserves is consistent with SAB Topic 5:BB. In this regard, explain to us the nature of the $12,000 recovery shown in the quarterly breakdown of the $25,000 inventory reserve adjustments for fiscal year 2007. Explain how this recovery is consistent with SAB Topic 5:BB.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

       You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief